SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2004

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13846 (Canadian Pacific Railway Limited).

SIGNATURES
NEWS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: November 16, 2004	By:	Signed:	Robert V. Horte

		Name:	Robert V. Horte
		Title:	Corporate Secretary

FOR IMMEDIATE RELEASE

CN AND CPR ANNOUNCE NEW NETWORK INITIATIVES TO IMPROVE CUSTOMER SERVICE, RAIL ASSET UTILIZATION

(Editors: Downloadable maps illustrating the network initiatives are available on the CN and CPR websites)

MONTREAL and CALGARY, Nov. 16, 2004 — CN and Canadian Pacific Railway (CPR) have reached agreement on three new network initiatives that will improve railway transit times and asset utilization in British Columbia, Alberta and Ontario.

The latest initiatives provide for:

•	A slot-sharing arrangement allowing CPR to move eight trains a week of bulk commodities over CN’s line between Edmonton and CPR’s network at Coho, B.C., near Kamloops, a distance of about 550 miles. Under the arrangement, which has been tested for the past several months by the railways, trains are equipped with CPR locomotives and operated by CN crews. At Coho, CPR trains enter already-established directional running trackage that sees all westbound trains of both railways move through the Fraser Valley on CN’s line and all eastbound trains move on CPR’s line.

•	Directional running over about 100 miles of parallel CPR and CN track in Ontario between Waterfall, near Sudbury, and Parry Sound. The two railways will operate eastbound trains over the CN line and westbound trains over CPR’s line, improving network fluidity in this corridor;

•	A haulage arrangement, with CN freight moving over about 300 miles of CPR track in Ontario between Thunder Bay and a junction with CN at Franz using CPR’s route north of Lake Superior. This arrangement will permit the rationalization of about 200 miles of CN secondary track in Ontario between Thunder Bay and Longlac. CN will maintain transportation service to affected shippers.

E. Hunter Harrison, president and chief executive officer of CN, said: “With these new arrangements, CN and CPR are unlocking efficient ways of improving service, increasing track capacity and maximizing utilization of railway infrastructure. These agreements are clear wins for our respective customers and shareholders.”

Robert Ritchie, CPR’s president and chief executive officer, said: “These initiatives are the product of an extensive review that showed opportunities in eastern and western Canada for quick improvements in the utilization of railway infrastructure. Along with our Port of Vancouver agreements to make rail operations more efficient for port freight traffic, these new initiatives again demonstrate that the highly competitive railway industry can work in a spirit of co-operation to respond to shipper needs.”

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America. For more information, visit CN’s website at www.cn.ca

Canadian Pacific Railway is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest

regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. Canadian Pacific Logistics Solutions provides logistics and supply chain expertise worldwide. For more information, visit CPR’s website at www.cpr.ca.

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CN
Media:	Investors:

Mark Hallman	Robert Noorigian
(905) 669-3384	(514) 399-0052

Canadian Pacific Railway
Len Cocolicchio	Paul Bell, Vice-President, Investor Relations
(403) 319-7591	(403) 319-3591
E-mail: len_cocolicchio@cpr.ca	E-mail: investor@cpr.ca